January 25, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Newmarkt Corp. Amendment No. 1 on Form 10–Q/A To Quarterly Report on Form 10–Q for the period endedJuly 31, 2017 Filed August 31, 2017 File No. 333-212821

Ladies and Gentlemen:

We are submitting this letter on behalf of Newmarkt Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 24, 2018 relating to the Company’s Amendment No. 1 on Form 10–Q/A To Quarterly Report on Form 10–Q for the period endedJuly 31, 2017.

Newmarkt Corp. amends this filing and the Form 10-Q for Fiscal Quarter Ended July 31, 2017 to include the certifications of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a) (exhibit 31) and pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) or 15d-14(b) and 18 U.S.C.Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002 (exhibit 32).

Sincerely,

/s/ Denis Razvodovskij

President of Newmarkt Corp.